UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

MANCHESTER UNITED plc
(Name of Subject Company (Issuer))

TRAWLERS LIMITED
(Offeror)

a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by

JAMES A. RATCLIFFE

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares, Par Value $0.0005 Per Share
(Title of Class of Securities)

G5784H106
(CUSIP Number of Class of Securities)

Tristan Head, Officer
Trawlers Limited

Fort Anne

Douglas, IM1 5PD, Isle of Man

Tel. (+44) 1624 826200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew Jolly, Esq. Hywel Davis, Esq. Slaughter and May One Bunhill Row London EC1Y 8YY, United Kingdom	Krishna Veeraraghavan, Esq. Benjamin Goodchild, Esq. Paul, Weiss, Rifkind, Wharton & Garrison 1285 6th Ave New York, NY 10019, United States

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 17, 2024 (together with any amendments or supplements thereto, the “Schedule TO”) related to the offer (the “Offer”) by Trawlers Limited (“Purchaser”), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe, a natural person (together with the Purchaser, the “Offerors”), to purchase up to 13,237,834 Class A ordinary shares, par value $0.0005 per share (“Class A Shares”), of Manchester United plc (the “Company”), a Cayman Islands exempted company, which, based on information provided by the Company, represents 25.0% of the issued and outstanding Class A Shares as of the close of business on December 22, 2023, rounded up to the nearest whole Class A Share, at a price of $33.00 per Class A Share, in cash (subject to certain adjustments as described in Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements” of the Offer to Purchase (as defined below)), without interest thereon, less any required tax withholding, as described in the Offer to Purchase, dated January 17, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which collectively constitute the “Offer Documents”). Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Schedule TO.

The information set forth in the Offer Documents is hereby expressly incorporated herein by reference in response to all items of information required to be included in, or covered by, the Schedule TO, and is supplemented by the information specifically provided herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to include the following:

The Offer and withdrawal rights expired as scheduled at one minute after 11:59 p.m. Eastern Time on February 16, 2024.

Because the aggregate number of Class A Shares tendered into the Offer exceeded the Offer Cap, Class A Shares have been accepted on a pro rata basis pursuant to the terms of the Offer. The Offerors have been advised by Computershare Trust Company, N.A., the depositary for the Offer, that the proration factor for the Offer is approximately 26.2%.

As each of the Offer Conditions have been satisfied or waived, Purchaser has irrevocably accepted for payment and purchase, and will pay for, 13,237,834 Class A Shares that were validly tendered (not validly withdrawn).

On February 20, 2024, the Company and the Offerors issued a joint press release announcing, among other things, the expiration and results of the Offer, a copy of which is attached as Exhibit (a)(5)(C) hereto.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(C)**	Press Release, dated February 20, 2024.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 20, 2024

TRAWLERS LIMITED

By:	/s/ Tristan Head
Name:	Tristan Head
Title:	Officer

JAMES A. RATCLIFFE

By:	/s/ James A. Ratcliffe
Name:	James A. Ratcliffe

EXHIBIT LIST

Index No.

(a)(1)(A)*	Offer to Purchase, dated January 17, 2024.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement, published January 17, 2024, in the New York Times.
(a)(5)(A)*	Letter to Shareholders, dated February 12, 2024.
(a)(5)(B)*	Press Release, dated February 14, 2024.
(a)(5)(C)**	Press Release, dated February 20, 2024.
(b)	Not applicable.
(d)(1)	Transaction Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(2)	Governance Agreement, dated as of December 24, 2023, by and among Purchaser, Sellers and the Company (incorporated by reference to Exhibit 99.2 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(3)	Voting Agreement, dated as of December 24, 2023, by and between Sellers and the Company (incorporated by reference to Exhibit 99.3 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(d)(4)*	Equity Commitment Letter, dated as of December 24, 2023, by and between the Offerors.
(d)(5)	Limited Guarantee, dated as of December 24, 2023, entered into by and among James A. Ratcliffe, the Company and Sellers (incorporated by reference to Exhibit 99.4 of the Company’s Current Report on Form 6-K filed December 26, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Filing Fee Table

*	Previously filed.
**	Filed herewith.

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